                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549




                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                         Jacor Communications, Inc.
       ---------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, $.01 Par Value
       ---------------------------------------------------------------
                       (Title of Class of Securities)


                                  469858401
       ---------------------------------------------------------------
                               (CUSIP Number)


                            James E. Evans, Esq.
                           One East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 579-2536
       ---------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                             September 18, 1996
       ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

                             Page 1 of 32 Pages

CUSIP NO. 469858401             13D             Page 2 of 32 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.             31-1422526
          American Financial Corporation             31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           1,530,179 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
            1,530,179 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           1,530,179 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.7% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 469858401             13D             Page 3 of 32 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Enteprises, Inc.          31-0996797

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut corporation

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           521,572 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
            521,572 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           521,572 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC

CUSIP NO. 469858401            13D             Page 4 of 32 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
         See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
            632,159

8    SHARED VOTING POWER
          1,530,179

9    SOLE DISPOSITIVE POWER
            632,159

10    SHARED DISPOSITIVE POWER
          1,530,179

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON,
          2,162,338

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.5%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 46985840              13D             Page 5 of 32 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           1,530,179

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
           1,530,179

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           1,530,179

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.7%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 46985840             13D           Page 6 of 32 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
              16,587

8    SHARED VOTING POWER
           1,530,179

9    SOLE DISPOSITIVE POWER
              16,587

10    SHARED DISPOSITIVE POWER
           1,530,179

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           1,546,766

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.7%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 46985840            13D             Page 7 of 32 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
               3,664

8    SHARED VOTING POWER
           1,530,179

9    SOLE DISPOSITIVE POWER
               3,664

10    SHARED DISPOSITIVE POWER
           1,530,179

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           1,533,843

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.7%

14    TYPE OF REPORTING PERSON*
          IN

       This Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), American Enterprises, Inc. ("AFE") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC, AFE and the Lindner Family are collectively referred to as the "Reporting Persons").

         As of June 30, 1996, the Lindner Family beneficially owned approximately 36.3% of the outstanding common stock of American Financial and American Financial beneficially owned (i) all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities) and (ii) 82.6% of the common stock of AFE. Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial, AFC and AFE, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial, AFC and AFE.

Item 1.        Security and Issuer.

        This Schedule relates to shares of Common Stock, par value $.01 per share, ("Jacor Common Stock"), issued by Jacor Communictions, Inc., a Delaware corporation ("Jacor"). The principal executive offices of Jacor are located at 1300 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202.

Item 2.        Identity and Background.

        See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Reporting Persons.

Item 3.        Source and Amount of Funds or Other Consideration.

        On September 18, 1996, a merger involving Citicasters Inc. and a wholly-owned subsidiary of Jacor (the "Merger") was consummated. In the Merger, the Reporting Persons received $29.50 in cash and a five-year warrant ("Jacor Warrant") to purchase .2035247 of a share of Jacor Common Stock at the exercise price of $28 per share for each share of Citicasters common stock held by the Reporting Persons prior to the Merger.

Item 4.        Purpose of Transaction.

        The Reporting Persons consider their beneficial ownership of Jacor equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Jacor equity securities or dispose of some or all of the Jacor equity securities which they beneficially own.

        Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

        In the Merger, the Reporting Persons acquired beneficial ownership of 10,723,949 Jacor Warrants (exercisable into 2,182,589 shares of Jacor Common Stock or approximately 6.5% of the outstanding shares) as follows:

                                 Jacor                    Jacor
    Holder                       Warrants (a)             Common Stock

    GAI                             3,455,698  (b)            703,320
    AFC                             1,500,000                 305,287
    AFEI                            2,562,697                 521,572
    Carl H. Lindner                 2,935,801                 597,508
    CHL Foundation                    170,253  (c)             34,651
    S. Craig Lindner                   81,500  (d)             16,587
    Keith E. Lindner                   18,000  (e)              3,664

             Total:                10,723,949               2,182,589


(a) Each Jacor Warrant permits the holder to purchase a fractional share (.2035247) of Jacor Common Stock.

(b)    GAI = Great American Insurance Company, 100% owned by AFC.

(c) CHL Foundation = The Carl H. Lindner Foundation, a charitable foundation. CHL has voting power over the securities held therein.

(d) Includes warrants held by his spouse as custodian for their minor children or in a trust over which his spouse has voting and investment power. Also includes 5,000 warrants held in a charitable foundation. S. Craig Lindner has voting power over the securities held therein.

(e) These warrants are held in a trust for the benefit of the minor children of his brother, S. Craig Lindner, for which underlying shares Keith E. Lindner has sole voting and investment power but no financial interest.

        Except as set forth in this Item 5, to the best knowledge and belief of the undersigned, no transactions involving Jacor equity securities have been effected during the past 60 days by the Reporting Persons or by the directors or executive officers of American Financial, AFC or AFE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       In connection with the Merger, the Reporting Persons and Jacor entered into a Registration Rights Agreement pursuant to which Jacor filed a shelf registration statement covering the sale of the Jacor Warrants and underlying Jacor Common Stock. A copy of the Registration Rights Agreement is attached as Exhibit 2 hereto.

Item 7.        Material to be filed as Exhibits.

               (1)    Schedule referred to in Item 2.

               (2)    Registration Rights Agreement referred to in Item 6.

               (3) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

               (4) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

        After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 1996
                                           AMERICAN FINANCIAL GROUP, INC.

                                           By: James E. Evans
                                           James E. Evans, Senior Vice
                                           President and General Counsel

                                           AMERICAN FINANCIAL CORPORATION

                                           By: James E. Evans
                                           James E. Evans, Senior Vice
                                           President and General Counsel

                                           AMERICAN   FINANCIAL  ENTERPRISES,
                                           INC.

                                           By: James E. Evans
                                           James E. Evans, Vice President &
                                           General Counsel

                                           Carl H. Lindner *
                                           Carl H. Lindner

                                           Carl H. Lindner III *
                                           Carl H. Lindner III

                                           S. Craig Lindner *
                                           S. Craig Lindner

                                           Keith E. Lindner *
                                           Keith E. Lindner

*      By James E. Evans, Attorney-in-Fact

Exhibit 1

Item 2.  Identity and Background.

        American Financial is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated in April 1995. American Financial is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products.

        Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Financial. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987. He is also Chairman of the Board of AFE.

        Carl H. Lindner III's principal occupation is as Co-President of American Financial. He is also Co-President of AFC.

        S. Craig Lindner's principal occupations are as Co-President of American Financial and President of American Annuity Group, Inc., an affiliate of American Financial. He is also Co-President of AFC.

        Keith E. Lindner's principal occupations are as Co-President of American Financial and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Financial. He is also Co-President of AFC.

        The identity and background of the executive officers, directors and controlling persons of American Financial and AFC (other than the Lindner Family, which is set forth above) are as follows:

        1.   Theodore H. Emmerich is a retired managing partner  of  Ernst  &
Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Financial and AFC. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

        2. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Financial. He is Senior Vice President and General Counsel of AFC, Vice President of AFE and presently serves as a director of American Financial, AFC and AFE.

        3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Financial and AFC. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

        4. William R. Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Financial and AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

        6. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of American Financial. He is also Senior Vice President and Treasurer of AFC and Vice President and Treasurer of AFE.

        7. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial. He is also a Senior Vice President of AFC and Vice President of AFE.

        The following are persons who are executive officers of AFC who are not also executive officers of American Financial:

       1. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

        2. Robert C. Lintz's principal occupation is as a Vice President of AFC.

        American Financial Enterprises, Inc., a Connecticut corporation ("AFEI"), is the successor company to The New York, New Haven and Hartford Railroad Company. AFEI's assets are invested primarily in the common stock of American Financial and American Annuity Group, Inc. and in short-term investments. The address of the principal executive offices of AFEI is One East Fourth Street, Cincinnati, Ohio, 45202.

        The identity and background of the executive officers, directors and controlling persons of AFE (other than the Lindner Family, which is set forth above) are as follows:

        1. Robert D. Lindner's principal occupation is as Chairman of the Board of Directors of United Dairy Farmers, Inc. He is presently a director of AFE.

        2. Julius S. Anreder's principal occupation is as Vice President of Oscar Gruss & Son, Inc. He is presently a director of AFE and is a member of the Audit and Compensation Committees of AFE's Board of Directors. Mr. Anreder's business address is 74 Broad Street, New York, New York, 10004.

        3. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Financial. He is presently a director, Senior
Vice President and General Counsel of AFE.

        4. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of American Financial. He is presently a director, Vice President and Treasurer of AFE.

        5. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial. He is presently a Vice President of AFE.

       6. Ronald F. Walker's principal occupation is as an executive of AFC. He is presently a director of AFE.

        The Lindner Family and American Financial may be deemed to be controlling persons with respect to AFC and AFE.

        Unless otherwise noted, the business address of American Financial, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

        None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXHIBIT 3
                        REGISTRATION RIGHTS AGREEMENT




               This Registration Rights Agreement ("Agreement") is entered into as of August 5, 1996, by and among JACOR COMMUNICATIONS, INC., an Ohio corporation ("Parent"), JCAC, INC., a Florida corporation and a wholly-owned subsidiary of Parent ("Acquisition"), GREAT AMERICAN INSURANCE COMPANY, an Ohio corporation ("Seller A"), AMERICAN FINANCIAL CORPORATION, an Ohio corporation ("Seller B"), AMERICAN FINANCIAL ENTERPRISES, INC., a Connecticut corporation ("Seller C"), CARL H. LINDNER ("Seller D"), THE CARL H. LINDNER FOUNDATION, a charitable foundation ("Seller E"), and S. CRAIG LINDNER ("Seller F"). Seller A, Seller B, Seller C, Seller D, Seller E, Seller F,
Frances R. Lindner, as custodian and trustee for the children of Seller F, and Keith E. Lindner, as trustee for the benefit of the children of Seller F, are sometimes individually referred to herein as a "Seller" and are sometimes collectively referred to herein as the "Sellers."

               A. Parent, Acquisition, and Citicasters Inc., a Florida corporation (the "Company"), entered into an Agreement and Plan of Merger dated as of February 12, 1996 (the "Merger Agreement"), which provides, among other things, upon the terms and subject to the conditions thereof, that Acquisition will be merged with and into the Company in accordance with the Florida Business Corporation Act (the "Merger") such that each share of Class A Common Stock, par value $.01 per share, of the Company (the "Shares") issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by the Company, Parent, Acquisition, or any direct or indirect subsidiary of the Company, Parent, or Acquisition, and any Shares held in the treasury of the Company) will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement).

               B. Parent, Acquisition, and the Sellers entered into a Stockholders Agreement dated as of February 12, 1996 (the "Stockholders Agreement"), pursuant to which the parties agreed to enter into this Agreement providing for shelf registration of resale of the Warrants and the Warrant Shares (each as defined in the Merger Agreement).

               NOW, THEREFORE, for and in consideration of the mutual promises herein made, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

       SECTION 1.  DEFINITIONS.

               As used in this Agreement, the following terms shall have the following meanings:

               "Affiliate" means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Business Day" means any day that is not a Saturday, a Sunday or a legal holiday on which banking institutions in the State of Ohio are not required to be open.

               "Controlling Persons": See Section 7(a) hereof.

               "Damages": See Section 7(a) hereof.

               "Delay Period": See Section 5(e) hereof.

               "Distributee": See Section 8(e) hereof.

               "Effectiveness Period": See Section 2(b) hereof.

                "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute, and the rules and regulations of the SEC promulgated thereunder.

               "Indemnified Party": See Section 7(c) hereof.

               "Indemnifying Party": See Section 7(c) hereof.

                "Majority of Sellers" means Sellers who in the aggregate hold at least fifty percent (50%) of the Registrable Securities.

               "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

               "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

               "Registrable Securities" means the Warrants and the Warrant Shares issued to the Sellers pursuant to the Merger Agreement or thereafter distributed by a Seller to a Distributee, until in the case of any such security (i) it has been effectively registered under Section 5 of the Securities Act and disposed of pursuant to an effective registration statement under the Securities Act, (ii) it has been transferred other than pursuant to Rule "4(1-1/2)" (or any similar private transfer exemption) under the Securities Act or (iii) in the opinion of counsel to such Seller, it may be transferred by a holder without registration pursuant to Rule 144 under the Securities Act or any successor rule without regard to the volume limitation contained in such rule.

               "Registration Statement" means the registration statement of Parent that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

              "SEC" means the Securities and Exchange Commission.

               "Securities Act" means the Securities Act of 1933, as amended from time to time, or any successor statute, and the rules and regulations of the SEC promulgated thereunder.

              "Shelf Registration": See Section 2(a) hereof.

               "Underwritten Registration" or "Underwritten Offering" means a registration in which securities of Parent are sold to or through one or more underwriters for reoffering or sale to the public.

       SECTION 2.  SHELF REGISTRATION.

               (a) Parent shall file with the SEC no later than the third Business Day following the Closing (as defined in the Merger Agreement) a Registration Statement under the Securities Act relating to the Registrable Securities, which Registration Statement shall provide for the sale by the holders thereof of the Registrable Securities from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (the "Shelf Registration").

               (b) Parent agrees to use its best efforts to cause the SEC to declare the Registration Statement to be effective as soon as possible. Parent agrees to use its best efforts to keep the Registration Statement filed pursuant to this Section 2 continuously effective and usable for the resale of Registrable Securities for a period ending on the earlier of (i) three years from the date that the SEC declares the Registration Statement to be effective (the "Effective Date") and (ii) the first date on which all the Registrable Securities covered by such Shelf Registration have been sold pursuant to such Registration Statement (the "Effectiveness Period").

       SECTION 3.  DEMAND REGISTRATION.

               (a) Subject to the terms of this Agreement, in the event that Parent receives from a Majority of Sellers at any time prior to the termination of this Agreement pursuant to Section 8(a), a written request that the Parent effect any registration on Form S-3 (or any successor form to Form S-3 regardless of its designation) for an offering of Registrable
Securities, Parent will promptly give written notice of the proposed registration to all the Sellers and will, as soon as practicable, effect registration of the Registrable Securities specified in such request, together with all or such portion of the Registrable Securities of any Seller joining in such request as are specified in a written request delivered to Parent within 20 days after written notice from Parent of the proposed
registration.   The  demand registration right granted  to  Sellers  in  this
Section 3(a) may be exercised only once, and Parent shall not be obligated to take any action to effect any such registration pursuant to this Section 3(a) after such registration has been declared effective and, if underwritten, has closed.

               (b) If the requesting Majority of Sellers intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise Parent as a part of their request made pursuant to this Section 3, and Parent shall include such information in the written notice referred to in Section 3(a). If a Majority of Sellers so elect, such Sellers shall select one or more nationally recognized forms of investment bankers to act as the book-running managing underwriter or underwriters in connection with such offering; PROVIDED, such selection shall be subject to the consent of Parent, which consent may not be unreasonably withheld. The right of any Seller to be included in a registration pursuant to Section 3(a) shall be conditioned upon such Seller's agreement to participate in such underwriting and the inclusion of such Seller's Registrable Securities in the underwriting (unless otherwise mutually agreed by a Majority of Sellers and such Seller with respect to such participation and inclusion).

               (c) In the event the underwriter(s) advise the requesting Majority of Sellers in writing that factors (including, without limitation, the aggregate number of Registrable Securities requested to be registered, the general condition of the market, and the status of the persons proposing to sell securities pursuant to the registration) require a limitation of the number of such Registrable Securities to be underwritten, then the requesting Majority of Sellers shall so advise all Sellers, and the number of Registrable Securities that may be included in the registration and underwriting shall be allocated among all Sellers in proportion, as nearly as practicable, to the number of shares proposed to be included in such registration by such Sellers. No Registrable Securities excluded from the underwriting by reason of this Section 3(c) shall be included in such Registration Statement.

               (d) If any Seller of Registrable Securities, or a holder of other securities entitled to be included in such registration, disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to Parent, the underwriter(s) and the Majority of Sellers delivered at least seven days prior to the effective date of the Registration Statement. The securities so withdrawn shall also be withdrawn from the Registration Statement.

       SECTION 4.  HOLD-BACK AGREEMENT.

               Each holder of Registrable Securities agrees, if such holder is requested by an underwriter in an underwritten offering for Parent
(whether for the account of Parent or otherwise), not to effect any public sale or distribution of any of Parent's securities during such time period as Parent's directors are also required to refrain from any such sale or distribution.

       SECTION 5.  REGISTRATION PROCEDURES.

               (a) In connection with the registration obligations of Parent pursuant to and in accordance with Sections 2 and 3 hereof (and subject to Parent's rights under this Section 5), Parent will use its reasonable best efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto Parent shall as expeditiously as possible:

                      (i) prepare and file with the SEC such amendments (including post-effective amendments) to the Registration Statement, and such supplements to the Prospectus, as may be required by the rules, regulations or instructions applicable to the Securities Act or the rules and regulations thereunder during the applicable period in accordance with the intended methods of disposition by the sellers thereof and cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act;

                       (ii) notify the selling holders of Registrable Securities promptly and (if requested by any such person) confirm such notice in writing (A) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (B) of any request by the SEC for amendments or supplements to the Registration Statement or related Prospectus or for additional information regarding such holder, (C) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose, (D) of the receipt by Parent of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (E) of the happening of any event or the existence of any fact that requires the making of any changes in such Registration Statement, Prospectus or document incorporated therein by reference so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

                      (iii) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement, or the lifting of any suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction in the United States;

                      (iv) furnish to counsel for a Majority of Sellers, without charge, (i) a draft of any Prospectus, Prospectus supplement or post-effective amendment relating to the Registration Statement in advance of filing same with the SEC such that counsel will have a reasonable opportunity to review and comment on same, PROVIDED, HOWEVER, that Parent shall not be required to delay the filing of any such document with the SEC if in the opinion of counsel to Parent, such filing must be made more promptly to comply with applicable securities laws, rules and regulations, and (ii) one conformed copy of the Registration Statement as declared effective by the SEC and of each post-effective amendment thereto, in each case including financial statements and schedules and all exhibits and reports incorporated or deemed to be incorporated therein by reference; and such number of copies of the preliminary prospectus, each amended preliminary prospectus, each final Prospectus and each post-effective amendment or supplement thereto, as the selling holders may reasonably request in order to facilitate the disposition of the Registrable Securities covered by the Registration Statement in conformity with the requirements of the Securities Act;

                       (v) prior to any public offering of Registrable Securities, register or qualify such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions in the United States as any selling holder shall reasonably request in writing; and do any and all other reasonable acts or things necessary or advisable to enable such holders to consummate the disposition in such jurisdictions of such Registrable Securities covered by the Registration Statement; PROVIDED, HOWEVER, that Parent shall in no event be required to qualify generally to do business as a foreign corporation or as a dealer in any jurisdiction where it is not at the time so qualified or to execute or file a general consent to service of process in any such jurisdiction where it has not theretofore done so or to take any action that would subject it to general service of process or taxation in any such jurisdiction where it is not then subject;

                       (vi) except during any Delay Period, upon the occurrence of any event contemplated by paragraph 5(a)(ii)(B) or 5(a)(ii)(E) above, prepare a supplement or post-effective amendment to each Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                      (vii) cause all Registrable Securities covered by the Registration Statement to be listed on each securities exchange or automated dealer quotation system, if any, on which similar securities issued by Parent are then listed; and

                        (viii)    enter   into   an   agreement   with    the
underwriter(s) for such underwritten offering in which Parent shall provide to the underwriter(s) indemnities similar to those described in Section 7 hereof and in which Parent shall make customary representations and warranties made by issuers of equity securities to underwriter(s) in an underwritten securities offering of equity securities.

               (b) Parent may require each seller of Registrable Securities as to which any registration is being effected to furnish such information regarding the distribution of such Registrable Securities and as to such seller as it may from time to time reasonably request. If any such information with respect to any seller is not furnished prior to the filing of the Registration Statement, Parent may exclude such seller's Registrable Securities from such Registration Statement.

               (c) Each holder of Registrable Securities (including, without limitation, any Distributee) agrees by acquisition of such Registrable Securities that, upon receipt of any notice from Parent of the happening of any event of the kind described in Section 5(a)(ii)(B), 5(a)(ii)(C), 5(a)(ii)(D) or 5(a)(ii)(E) hereof or upon notice of the commencement of any Delay Period, such holder shall forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 5(a)(vi) hereof, or until it is advised in writing by Parent that the use of the applicable Prospectus may be resumed, and has received copies of any amended or supplemented Prospectus or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such Prospectus and, if requested by Parent, such holder shall deliver to Parent (at the expense of Parent) all copies, other than permanent file copies then in such holder's possession, of the Prospectus covering such Registrable Securities at the time of receipt of such request.

               (d) Each holder of Registrable Securities further agrees not to utilize any material other than the applicable current Prospectus in connection with the offering of Registrable Securities pursuant to a registration.

               (e) The foregoing notwithstanding, Parent shall have the right in its sole discretion, based on any valid business purpose (including, without limitation, to avoid the disclosure of any corporate development that Parent is not otherwise obligated to disclose or to coordinate such distribution with other shareholders that have registration rights with respect to any securities of Parent or with other distributions of Parent (whether for the account of Parent or otherwise)), to suspend the use of the Registration Statement for a reasonable length of time (a "Delay Period") and from time to time; PROVIDED, that the aggregate number of days in all Delay Periods occurring in any period of twelve consecutive months shall not exceed
60. Parent shall provide written notice to each holder of Registrable Securities covered by the Registration of the beginning and end of each Delay Period and such holders shall cease all disposition efforts with respect to Registrable Securities held by them immediately upon receipt of notice of the beginning of any Delay Period.

              (f) Parent may:

                      (i) in its sole discretion, include in the Shelf Registration all of the Warrant Shares, including but not limited to the Warrant Shares underlying the Warrants to be issued to Sellers in the Merger; and/or

                       (ii) combine any offering of the Registrable Securities with any offering of other securities of Parent (whether for the account of Parent or otherwise), PROVIDED, that (A) a Majority of Sellers shall have consented to the inclusion of such other securities, (B) the offering is pursuant to a firm commitment underwriting and the managing or principal underwriter shall have consented to the inclusion of such other securities, and (C) all Registrable Securities requested to be registered and included in the offering shall be included.

       SECTION 6.  REGISTRATION EXPENSES.

               Whether or not the Registration Statement becomes effective, Parent shall pay all costs, fees and expenses incident to Parent's performance of or compliance with this Agreement, including, without limitation, (i) all registration and filing fees, (ii) fees and expenses of compliance with securities or Blue Sky laws, (iii) printing expenses (including, without limitation, expenses of printing of prospectuses if the printing of prospectuses is requested by the holders of a majority of the Registrable Securities included in the Registration Statement), (iv) fees and disbursements of counsel for Parent, and (v) fees and disbursements of all independent certified public accountants of Parent and all other Persons retained by Parent in connection with the Registration Statement. Notwithstanding the foregoing, the fees and expenses of counsel to, or any other Persons retained by, any holder of Registrable Securities, and any discounts, commissions, underwriting or advisory fees, brokers' fees or fees of similar securities industry professional (including any "qualified independent underwriter" retained for the purpose of Rule 2720(c) of the National Association of Securities Dealers, Inc.) relating to the distribution of the Registrable Securities, will be payable by such holder and Parent will have no obligation to pay any such amounts.

       SECTION 7.  INDEMNIFICATION AND CONTRIBUTION.

               (a) INDEMNIFICATION BY PARENT. Parent agrees to indemnify and hold harmless, to the full extent permitted by law, each Seller, its partners, officers, directors, trustees, stockholders, employees, agents, and investment advisers, and each Person who controls such Seller within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, or is under common control with, or is controlled by, such
Seller, together with the partners, officers, directors, trustees, stockholders, employees, and agents of such controlling Person (collectively, the "Controlling Persons"), from and against all losses, claims, damages, liabilities, and expenses (including, without limitation, any legal or other fees and expenses reasonably incurred by any Seller or any such Controlling Person in connection with defending or investigating any action or claim in respect thereof) (collectively, the "Damages") to which such Seller, its partners, officers, directors, trustees, stockholders, employees, agents, and investment advisers, and any such Controlling Person may become subject under the Securities Act or otherwise, insofar as such Damages (or proceedings in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement (or any amendment or supplement thereto), including all documents incorporated therein by reference, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, or arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (as amended or supplemented if Parent shall have furnished any amendments or supplements thereto), or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as such Damages arise out of or are based upon any such untrue statement or omission based upon information relating to such Seller furnished in writing to Parent by such Seller expressly for use therein.

               (b) INDEMNIFICATION BY THE SELLERS. Each Seller agrees, severally and not jointly, to indemnify and hold harmless Parent, its directors, officers and each Person, if any, who controls Parent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from Parent to such Seller, but only with reference to information relating to such Seller furnished to Parent in writing by such Seller expressly for use in the Registration Statement (or any amendment or supplement thereto) or the Prospectus (or any amendment or supplement thereto) and used therein as so provided; provided, however, that such Seller shall not be obligated to provide such indemnity to the extent that such Damages result from the failure of Parent to promptly amend or take action to correct or supplement such Registration Statement or Prospectus on the basis of corrected or supplemental information provided in writing by such Seller to Parent expressly for such purpose. In no event shall the liability of any Seller of Registrable Securities hereunder be greater in amount than the amount of the proceeds received by such Seller upon the sale of the Registrable Securities giving rise to such indemnification obligation.

                (c) INDEMNIFICATION PROCEDURES. In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to either paragraph (a) or (b) above, such Person (the "indemnified party") shall promptly notify the Person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceedings and shall pay the fees and disbursements of such counsel relating to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, or (ii) the indemnifying party fails promptly to assume the defense of such proceeding or fails to employ counsel reasonably satisfactory to such indemnified party or parties, or (iii) (A) the named parties to any such proceeding (including any impleaded parties) include both such indemnified party or parties and any indemnifying party or an Affiliate of such indemnified party or parties or of any indemnifying party, (B) there may be one or more defenses available to such indemnified party or parties or such Affiliate of such indemnified party or parties that are different from or additional to those available to any indemnifying party or such Affiliate of any indemnifying party and (C) such indemnified party or parties shall have been advised by such counsel that there may exist a conflict of interest between or among such indemnified party or parties or such Affiliate of such indemnified party or parties and any indemnifying party or such Affiliate of any indemnifying party, in which case, if such indemnified party or parties notifies the indemnifying party or parties in writing that it elects to employ separate counsel of its choice at the expense of the indemnifying parties, the indemnifying parties shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying parties, it being understood, however, that unless there exists a conflict among indemnified parties, the indemnifying parties shall not, in connection with any one such proceeding or separate but substantially similar or related proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for such indemnified party or parties. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but, if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party or parties from and against any loss or liability by reason of such settlement or judgment. No
indemnifying  party  shall,  without  the  prior  written  consent   of   the
indemnified party, effect any settlement of any pending or threatened proceeding in respect of which such indemnified party is a party, and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

               (d) CONTRIBUTION. To the extent that the indemnification provided for in paragraph (a) or (b) of this Section 7 is unavailable to an indemnified party or insufficient in respect of any Damages, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages in such proportion as is appropriate to reflect the relative fault of Parent on the one hand and the Seller on the other hand in connection with the statements or omissions that resulted in such Damages, as well as any other relevant equitable considerations. The relative fault of Parent on the one hand and of the Sellers on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Parent or by the Sellers and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

               Notwithstanding the provisions of this Section 6(d), no Seller shall be required to contribute any amount which, when added to any amounts payable by such Seller pursuant to Section 7(b), is in excess of the amount by which the total price at which the Registrable Securities of such Seller were sold exceeds the amount of any Damages which such Seller has otherwise been required to pay by reason of such untrue statement or omission. Each Seller's obligation to contribute pursuant to this Section 7(d) is several in the proportion that the sale proceeds received by such Seller bears to the total sale proceeds received by all of the Sellers and not joint.

               Parent and each Seller agrees that it would not be just or equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to herein. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

       SECTION 8.  MISCELLANEOUS.

                (a) RULE 144. Until such time as no Warrants remain outstanding, Parent shall comply with Rule 144(c) promulgated under the Securities Act and shall make publicly available, and available to Sellers, such information as is necessary to enable Sellers to sell Registrable Securities pursuant to Rule 144 promulgated under the Securities Act.

               (b) TERMINATION. This Agreement and the obligations of Parent hereunder shall terminate on the earliest of (i) the first date on which no Registrable Securities remain outstanding, and (ii) the close of business on the last day of the Effectiveness Period, PROVIDED, HOWEVER, the obligations of the parties pursuant to Sections 6, 7 and 8(a) hereof shall survive such termination and continue in full force and effect notwithstanding anything in this Agreement to the contrary.

               (c) AMENDMENTS AND WAIVERS. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless Parent has obtained the written consent of a Majority of Sellers.

                (d) NOTICES. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed given: when delivered personally; one Business Day after being deposited with a next-day air courier; five Business Days after being deposited in the mail, postage prepaid, if mailed; when answered back if telexed and when receipt is acknowledged, if telecopied, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice; PROVIDED that notices of a change of address shall be effective only upon receipt thereof):

               (i) if to a holder, at the most current address given by such holder to Parent in accordance with the provisions of this Section 8(c); and

               (ii) if to Parent, initially at 1300 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202, Attention: Randy Michaels, Fax: (513) 621-6087, with a copy to Graydon, Head & Ritchey, 1900 Fifth Third Center, Cincinnati, Ohio 45202, Attention: John J. Kropp, Esq., Fax: (513) 651-3836.

               (e) SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties; PROVIDED that the holders may not assign their rights hereunder except to an Affiliate of such holder or a Distributee (as defined below) and no person (other than any such Affiliate or Distributee) who acquires Registrable Securities from a holder shall have any rights hereunder. For purposes of this Agreement, the term "Distributee" shall mean any person that is a stockholder or partner of a Seller, or any person that is a stockholder or partner of a Distributee, to which Registrable Securities are transferred or distributed by such Seller or Distributee. This Agreement shall survive any transfer of Registrable Securities to a Distributee and shall inure to the benefit of such Distributee.

               (f) COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                (g)  HEADINGS.   The  headings  in  this  Agreement  are  for
convenience of reference only and shall not limit or otherwise affect the meaning hereof.

               (h) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF OHIO WITHOUT GIVING EFFECT TO THE PROVISIONS THEREOF GOVERNING CONFLICT OF LAWS PRINCIPLES.

                (i) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants, and restrictions without including any of such that may be hereafter declared invalid, illegal, void, or unenforceable.

               (j) ENTIRE AGREEMENT. This Agreement is intended by the parties as a final expression of their agreement and a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties, or undertakings, other than those set forth or referred to herein,  with  respect  to the registration rights  granted  by  Parent  with respect to the Registrable Securities issued pursuant to the Merger Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                (k) CALCULATION OF TIME PERIODS. Except as otherwise indicated, all periods of time referred to herein shall include all Saturdays, Sundays and holidays; PROVIDED, that if the date to perform the act or give any notice with respect to this Agreement shall fall on a day other than a Business Day, such act or notice may be timely performed or given if performed or given on the next succeeding Business Day.

               IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                             JACOR COMMUNICATIONS, INC.

                                             By:  Jon M. Berry
                                             Name:  Jon M. Berry
                                             Title:  Senior Vice President

                                             JCAC, INC.

                                             By:  Jon M. Berry
                                             Name:  Jon M. Berry
                                             Title:  Senior Vice President

                                             GREAT AMERICAN INSURANCE COMPANY

                                             By: Sandra W. Heimann
                                             Name:  Sandra W. Heimann
                                             Title:  Vice President

                                             AMERICAN FINANCIAL CORPORATION

                                             By:  James E. Evans
                                             Name:  James E. Evans
                                             Title:  Senior Vice President

                                             AMERICAN  FINANCIAL ENTERPRISES,
                                             INC.

                                             By:  James E. Evans
                                             Name:  James E. Evans
                                             Title:  Senior Vice President

                                             THE CARL H. LINDNER FOUNDATION

                                             By:  Carl H. Lindner
                                             Name:  Carl H. Lindner
                                             Title:  Trustee

                                             Carl H. Lindner

                                             S. Craig Lindner
                                             S. CRAIG LINDNER

Exhibit 3
                                     AGREEMENT

        This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), both Ohio corporations and American Financial Enterprises, Inc. ("AFEI"), a Connecticut corporation, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

        WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC, AFC beneficially owns 82.6% of the common stock of AFEI and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

        WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and AFEI and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

        WHEREAS, American Premier, AFC and AFEI and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

       NOW THEREFORE BE IT RESOLVED, that American Premier, AFC, AFEI and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC, AFEI or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                 AMERICAN PREMIER GROUP, INC.
                                 AMERICAN FINANCIAL CORPORATION
                                 AMERICAN FINANCIAL ENTERPRISES, INC.
                                 By:   /s/ James E. Evans
                                 James E. Evans Vice President &
                                        General Counsel
                                 /s/ Carl H. Lindner
                                     Carl H. Lindner
                                 /s/ Carl H. Lindner III
                                     Carl H. Lindner III
                                 /s/ S. Craig Lindner
                                     S. Craig Lindner
                                 /s/ Keith E. Lindner
                                     Keith E. Lindner

Exhibit 4


                              POWER OF ATTORNEY



        I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                             /s/ Carl H. Lindner
                                             Carl H. Lindner

                              POWER OF ATTORNEY



        I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                                             /s/ Carl H. Lindner III
                                             Carl H. Lindner III

                              POWER OF ATTORNEY



        I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                             /s/ S. Craig Lindner
                                             S. Craig Lindner

                              POWER OF ATTORNEY



        I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                                /s/ Keith E. Lindner
                                                Keith E. Lindner